UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

JGWPT Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46617M109

(CUSIP Number)

February 12, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 46617M109

1	NAME OF REPORTING PERSON Kerrisdale Partners Master Fund Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 682,630
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 682,630
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,630
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.08%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 46617M109

1	NAME OF REPORTING PERSON Kerrisdale Advisers LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 682,630
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 682,630
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,630
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.08%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No.: 46617M109

1	NAME OF REPORTING PERSON Sahm Adrangi I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 682,630
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 682,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,630
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.08%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 46617M109

ITEM 1(a).	NAME OF ISSUER:
JGWPT Holdings Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
201 King of Prussia Rd, Suite 501, Radnor, PA 19087, USA
ITEM 2(a).	NAME OF PERSON FILING:
Kerrisdale Partners Master Fund Ltd Kerrisdale Advisers LLC Sahm Adrangi
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
This Schedule 13G is jointly filed by:

(i) Kerrisdale Partners Master Fund Ltd (the Master Fund), a Cayman Islands exempted company;

(ii) Kerrisdale Advisers, LLC (the Adviser), a New York limited liability company and the investment manager to the Master Fund, with respect to the Common Stock held by the Master Fund;

(iii) Sahm Adrangi, a Canadian citizen and the managing member of the Adviser, with respect to the Common Stock held by the Master Fund.

The persons identified in (i) through (iii) above are herein referred to as the Reporting Persons.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons:
The Investment Manager/Investment Adviser and General Partner address is 1212 Avenue of the Americas, 3rd Floor, NY, NY 10036, USA. The registered office address of the Master Fund is c/o Intertrust Corporate Services (cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

ITEM 2(c).	CITIZENSHIP:
Kerrisdale Partners Master Fund Ltd - Cayman Islands Kerrisdale Advisers LLC - New York Sahm Adrangi - Canada
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $0.0001 per share
ITEM 2(e).	CUSIP NUMBER:
46617M109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
As of the date hereof, each of the Reporting Persons beneficially own the 682,630 shares of Common Stock held by the Master Fund. Such shares constitute 6.08% of the Common Stock.

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon the sum of 11,219,697 shares of Common Stock outstanding as of February 4th, 2014, as reported by the Issuer in its Registration Statement on Form S-1 filed by the Issuer with the Securities and Exch
	(b)	Percent of class:
As of the date hereof, each of the Reporting Persons beneficially own the 682,630 shares of Common Stock held by the Master Fund. Such shares constitute 6.08% of the Common Stock.

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon the sum of 11,219,697 shares of Common Stock outstanding as of February 4th, 2014, as reported by the Issuer in its Registration Statement on Form S-1 filed by the Issuer with the Securities and Exch
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported in this Schedule 13G. The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.

(ii) Shared power to vote or to direct the vote:
The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported in this Schedule 13G. The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.

(iii) Sole power to dispose or to direct the disposition of:
The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported in this Schedule 13G. The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.
(iv) Shared power to dispose or to direct the disposition of:
The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported in this Schedule 13G. The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 21, 2014

Date
Kerrisdale Partners Master Fund Ltd
/s/ Sahm Adrangi

Signature
Sahm Adrangi, Director

Name/Title

February 21, 2014

Date
Kerrisdale Advisers LLC
/s/Sahm Adrangi

Signature
Sahm Adrangi, Managing Member

Name/Title

February 21, 2014

Date
Sahm Adrangi
/s/Sahm Adrangi

Signature
Sahm Adrangi,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 46617M109
EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 19, 2014 (including amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of JGWPT Holdings Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 19, 2014

Kerrisdale Partners Master Fund Ltd

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Director

Kerrisdale Advisers LLC

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Managing Member

/s/ Sahm Adrangi
Sahm Adrangi